UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42371

Oriental Rise Holdings Limited

(Translation of registrant’s name into English)

No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On October 18, 2024, Oriental Rise Holdings Limited, a Cayman Islands exempted company (the “Company”), closed its initial public offering (the “Offering”) of ordinary shares, par value $0.0008 per share (the “Shares”). The Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-274976), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on September 30, 2024. A final prospectus relating to this Offering was filed with the Commission on October 17, 2024. Under the terms of an underwriting agreement (the “Underwriting Agreement”) with U.S. Tiger Securities, Inc., as the representative of the underwriters named therein (the “Underwriters”), the Company sold a total of 1,750,000 Shares at an offering price of $4.00 per share for gross proceeds of $7,000,000.

Under the Underwriting Agreement, the Underwriters had the option to purchase up to 262,500 additional ordinary shares (the “Over-allotment Shares”) pursuant to the ‘Over-allotment Option’ as described in the Underwriting Agreement. By letter dated October 21, 2024, the Underwriters exercised their option to purchase all of the available Over-allotment Shares. The purchase and sale of the Over-allotment Shares was closed on October 23, 2024, resulting in $1,050,000 in additional gross proceeds from the Offering.

Following the closing of the Offering and the issuance of the Over-allotment Shares, the Company has a total of 22,012,500 ordinary shares issued and outstanding.

On October 23, 2024, we released a press release furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2024	Oriental Rise Holdings Limited

	By:	/s/ Dezhi Liu
Dezhi Liu
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release

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